SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 5)

Under the Securities Exchange Act of 1934

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

(Name of Issuer)

Limited Partnership Units

(Title of Class of Securities)

G16252 10 1

(CUSIP Number)

A.J. Silber

Brookfield Asset Management Inc.

Brookfield Place

181 Bay Street, Suite 300

Toronto, Ontario M5J 2T3

(416) 363-9491

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 1, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. G16252 10 1		SCHEDULE 13D

1	Names of Reporting Persons BROOKFIELD ASSET MANAGEMENT INC.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ — Joint Filing

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 LIMITED PARTNERSHIP UNITS

	8	Shared Voting Power 67,007,696 LIMITED PARTNERSHIP UNITS[1]

	9	Sole Dispositive Power 0 LIMITED PARTNERSHIP UNITS

	10	Shared Dispositive Power 67,007,696 LIMITED PARTNERSHIP UNITS[1]

11	Aggregate Amount Beneficially Owned by Each Reporting Person 67,007,696 LIMITED PARTNERSHIP UNITS

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 29.2% OF THE OUTSTANDING LIMITED PARTNERSHIP UNITS

14	Type of Reporting Person (See Instructions) CO

1 This amount includes 48,930 limited partnership units (“Units”) of Brookfield Infrastructure Partners L.P. (the “Partnership”) owned by BIG Holdings L.P. and 117,500 Units owned by BAM Infrastructure Group L.P., each a wholly-owned subsidiary of Brookfield Asset Management Inc. (“Brookfield”).  This amount also includes 66,841,266 redeemable partnership units of Brookfield Infrastructure L.P. (“RPUs”) owned by BIP REU Holdings (2015) L.P., a wholly-owned subsidiary of Brookfield.

CUSIP No. G16252 10 1		SCHEDULE 13D

1	Names of Reporting Persons PARTNERS VALUE INVESTMENTS LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ — Joint Filing

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,218,649 LIMITED PARTNERSHIP UNITS

	8	Shared Voting Power 0 LIMITED PARTNERSHIP UNITS

	9	Sole Dispositive Power 2,218,649 LIMITED PARTNERSHIP UNITS

	10	Shared Dispositive Power 0 LIMITED PARTNERSHIP UNITS

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,218,649 LIMITED PARTNERSHIP UNITS

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.0% OF THE OUTSTANDING LIMITED PARTNERSHIP UNITS

14	Type of Reporting Person (See Instructions) PN

CUSIP No. G16252 10 1		SCHEDULE 13D

1	Names of Reporting Persons PARTNERS LIMITED

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ — Joint Filing

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 69,251,746 LIMITED PARTNERSHIP UNITS

	8	Shared Voting Power 69,226,345 LIMITED PARTNERSHIP UNITS

	9	Sole Dispositive Power 25,401 LIMITED PARTNERSHIP UNITS

	10	Shared Dispositive Power 69,226,345 LIMITED PARTNERSHIP UNITS

11	Aggregate Amount Beneficially Owned by Each Reporting Person 69,251,746 LIMITED PARTNERSHIP UNITS

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 30.2% OF THE OUTSTANDING LIMITED PARTNERSHIP UNITS

14	Type of Reporting Person (See Instructions) CO

CUSIP No. G16252 10 1	SCHEDULE 13D

Explanatory Note

This Amendment No. 5 (this “Amendment No. 5”) to Schedule 13D is being filed to reflect the termination on September 1, 2016 of the Subscription Agreement entered into on August 17, 2015 by Brookfield and the Partnership (as amended and restated, the “Subscription Agreement”) that had provided for acquisition by Brookfield of up to 5,787,037 RPUs of Brookfield Infrastructure L.P. (“Holding LP”), which are exchangeable for limited partnership units of the Partnership (the “Units”) under certain circumstances.  No RPUs were issued to Brookfield in connection with the Subscription Agreement, and accordingly this Amendment No. 5 reflects a corresponding reduction in Brookfield’s beneficial ownership of Units.

This Amendment No. 5 also reflects certain internal reorganizations effectuated by the reporting persons, as well as the acquisition of 117,500 Units by BAM Infrastructure Group L.P., a wholly-owned subsidiary of Brookfield, in open market transactions in the second half of 2015.

Information reported in the original Schedule 13D remains in effect except to the extent that it is amended or superseded by information contained in this Amendment No. 5.

Item 2.         Identity and Background

Item 2 of Schedule 13D is hereby amended and supplemented as follows:

Schedules I, II and III hereto set forth a list of all the directors and executive officers (the “Scheduled Persons”), and their respective principal occupations, addresses, and citizenships, of each of Brookfield, PVI Management Inc., as general partner of Partners Value Investments LP (“Value Investments”), and Partners Limited (“Partners”), respectively.

Item 3.         Source and Amount of Funds or Other Consideration

Item 3 of Schedule 13D is hereby supplemented as follows:

The Subscription Agreement had provided for the purchase by Brookfield of up to 5,787,037 RPUs of Holding LP, which are exchangeable for Units under certain circumstances. No such RPUs were issued under the Subscription Agreement and the Subscription Agreement was terminated on September 1, 2016.

Item 4.         Purpose of Transaction

Item 4 of Schedule 13D is hereby supplemented as follows:

The Subscription Agreement provided for the purchase by Brookfield of up to 5,787,037 RPUs of Holding LP, which are exchangeable for Units under certain circumstances, for the purpose of increasing its investment in the Partnership.  However, Brookfield did not acquire any such RPUs because the transactions contemplated by the Subscription Agreement did not take place, and the Subscription Agreement was terminated on September 1, 2016, resulting in a corresponding reduction in Brookfield beneficial ownership of Units.

Item 5.         Interest in Securities of the Issuer

Items 5(a)—(b) of Schedule 13D are hereby amended as follows:

(a)-(b)              As of the date hereof, Value Investments may be deemed to be the beneficial owner of 2,218,649 Units, and such Units constitute approximately 1.0% of the issued and outstanding Units based on the number of Units outstanding as of June 30, 2016. Assuming that all of the redeemable partnership units of Holding LP were exchanged for Units pursuant to the redemption-exchange mechanism, as of the date hereof, Brookfield may be deemed to be the beneficial owner of 67,007,696 Units and Partners may be deemed to be the beneficial owner of 69,251,746 Units, and such Units would constitute approximately 29.2% and 30.2%, respectively, of the issued and outstanding Units based on the number of Units outstanding as of June 30, 2016. The Units deemed to be beneficially owned by Partners include 25,401 Units owned by Partners and the Units deemed to be beneficially owned by each of Brookfield and Value Investments. Brookfield may hold the Units directly or in one or more wholly-owned subsidiaries. Partners may be

CUSIP No. G16252 10 1	SCHEDULE 13D

deemed to have shared power (with each of Brookfield and Value Investments) to vote or direct the vote of the Units beneficially owned by it or to dispose of such Units other than 25,401 Units with respect to which it has sole voting and investment power.

CUSIP No. G16252 10 1	SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated:           September 6, 2016

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ A.J. Silber
	Name:	A.J. Silber
	Title	Vice President, Legal Affairs

PARTNERS VALUE INVESTMENTS LP, by its general partner, PVI MANAGEMENT INC.

By:	/s/ Vu Nguyen
	Name:	Vu Nguyen
	Title	Chief Financial Officer

PARTNERS LIMITED

By:	/s/ Brian Lawson
	Name:	Brian Lawson
	Title	President

SCHEDULE I

BROOKFIELD ASSET MANAGEMENT INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
M. Elyse Allan, Director	2300 Meadowvale Blvd. Mississauga, Ontario L5N 5P9, Canada	President and Chief Executive Officer of General Electric Canada Company Inc.	Canada
Jeffrey M. Blidner, Director and Senior Managing Partner	181 Bay Street, Suite 300, Brookfield Place Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of Brookfield	Canada
Angela F. Braly, Director	832 Alverna Drive, Indianapolis, Indiana 46260	President & Founder, The Braly Group, LLC	U.S.A.
Jack L. Cockwell, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada
Marcel R. Coutu, Director	335 8th Avenue SW, Suite 1700 Calgary, Alberta T2P 1C9, Canada	Former President and Chief Executive Officer of Canadian Oil Sands Limited	Canada
J. Bruce Flatt, Director and Senior Managing Partner and Chief Executive Officer	181 Bay Street, Suite 300, Brookfield Place Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Executive Officer of Brookfield	Canada
Robert J. Harding, Director	Brookfield Global Infrastructure Advisory Board 181 Bay Street, Suite 300, Brookfield Place, Toronto, Ontario M5J 2T3, Canada	Past Chairman of Brookfield	Canada
Maureen V. Kempston Darkes, Director	c/o 21 Burkebrook Place, Apt. 712, Toronto, Ontario M4G 0A2, Canada	Corporate Director of Brookfield and former President, Latin America, Africa and Middle East, General Motors Corporation	Canada
David W. Kerr, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Chairman, Halmont Properties Corp.	Canada
Brian W. Kingston, Senior Managing Partner	250 Vesey Street, 15th Floor New York, New York 10281	Senior Managing Partner of Brookfield	Canada
Brian D. Lawson, Senior Managing Partner and Chief Financial Officer	181 Bay Street, Suite 300, Brookfield Place Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Financial Officer of Brookfield	Canada
Philip B. Lind, Director	Rogers Communications Inc. 333 Bloor Street East, 10th Floor, Toronto, Ontario M4W 1G9, Canada	Co-Founder, Director and Vice Chairman of Rogers Communications Inc.	Canada
Cyrus Madon, Senior Managing Partner	181 Bay Street, Suite 300, Brookfield Place Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of Brookfield	Canada
Frank J. McKenna, Director	TD Bank Group, P.O. Box 1, TD Centre, 66 Wellington St. West, 4th Floor, TD Tower, Toronto, Ontario M5K 1A2, Canada	Chair of Brookfield and Deputy Chair of TD Bank Group	Canada

Youssef A. Nasr, Director	P.O. Box 16 5927, Beirut, Lebanon	Corporate Director of Brookfield and former Chairman and CEO of HSBC Middle East Ltd. and former President of HSBC Bank Brazil	Lebanon and U.S.A.
Lord Augustine Thomas O’Donnell, Director	P.O. Box 1, TD Centre, 66 Wellington St. W., 4th Floor, TD Tower Toronto, Ontario M5K 1A2, Canada Frontier Economics Limited 71 High Holborn London, United Kingdom WC1V 6DA	Chairman, Frontier Economics Limited	United Kingdom
Samuel J.B. Pollock, Senior Managing Partner	181 Bay Street, Suite 300, Brookfield Place Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of Brookfield	Canada
Ngee Huat Seek, Director	168 Robinson Road #37 — 01 Capital Tower Singapore 068912	Former Chairman of the Latin American Business Group, Government of Singapore Investment Corporation	Singaporean
Diana L. Taylor, Director	Solera Capital L.L.C 625 Madison Avenue, 3rd Floor New York, New York 10022	Vice Chair, Solera Capital LLC	U.S.A.
George S. Taylor, Director	c/o R.R. #3, 4675 Line 3, St. Marys, Ontario N4X 1C6, Canada	Corporate Director of Brookfield	Canada
A.J. Silber, Vice-President, Legal Affairs and Corporate Secretary	181 Bay Street, Suite 300, Brookfield Place Toronto, Ontario M5J 2T3, Canada	Vice-President, Legal Affairs and Corporate Secretary of Brookfield	Canada

SCHEDULE II

PVI MANAGEMENT INC., as General Partner of

PARTNERS VALUE INVESTMENTS LP

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
John P. Barratt, Director	c/o Suite 200, #10 — 2130 Dickson Road, Mississauga, Ontario L5B 1Y6	Corporate Director	Canada
Edward C. Kress, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1	Corporate Director	Canada
Brian D. Lawson, Director	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Financial Officer Brookfield	Canada
Frank N.C. Lochan, Chairman	228 Lakewood Drive, Oakville, Ontario L6K 1B2	Corporate Director	Canada
George E. Myhal, President, Chief Executive Officer and Director	Partners Value Investments LP, 181 Bay Street, Brookfield Place, Suite 210, Toronto, Ontario M5J 2T3, Canada	President and Chief Executive Officer, Partners Value Investments Inc.	Canada
Vu Nguyen, Chief Financial Officer	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Financial Analyst of Brookfield	Canada
Ralph J. Zarboni, Director	Rossiter Ventures Corporation 7357 Woodbine Ave., Suite 412 Markham, Ontario L3R 6L3	Chairman and Chief Executive Officer of EM Group Inc. and EM Plastic & Electric Products Limited	Canada
Lorretta Corso, Corporate Secretary	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Secretarial Administrator, Brookfield	Canada

SCHEDULE III

PARTNERS LIMITED

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Jack. L. Cockwell, Director and Chairman	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada
David W. Kerr, Director	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Chairman, Halmont Properties Corp.	Canada
Brian D. Lawson, Director and President	Brookfield Asset Management Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Financial Officer of Brookfield	Canada
George E. Myhal, Director	Partners Value Investments LP, 181 Bay Street, Brookfield Place, Suite 210, Toronto, Ontario M5J 2T3, Canada	President and Chief Executive Officer, PVI Management Inc.	Canada
Timothy R. Price, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Chairman, Brookfield Funds	Canada
Tony E. Rubin, Treasurer	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Accountant, Brookfield	Canada
Lorretta Corso, Secretary	Brookfield Asset Management, Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Secretarial Administrator, Brookfield	Canada
Derek E. Gorgi, Assistant Secretary	Brookfield Asset Management, Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice President, Brookfield	Canada